Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

July 20, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tonya K. Aldave

Re:	Diana Shipping Inc. Registration Statement on Form F-3 Filed June 28, 2018 File Number 333-225964

Dear Ms. Aldave:

We refer to the registration statement on Form F-3 filed by Diana Shipping Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on June 28, 2018 (the "Registration Statement").  By letter dated July 16, 2018 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comment to the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Comment Letter.  The following numbered paragraph of this letter corresponds to the numbered paragraph in the Comment Letter.

Where You Can Find Additional Information
Information Incorporated by Reference, page 32

1.	Please incorporate by reference the Form 6-K filed on May 10, 2018 that contains your financial results for the first quarter ended March 31, 2018. Refer to Instruction 3 to Item 8.A.5 of Form 20-F.

In response to the Staff's comment, the Company has amended the Registration Statement to incorporate by reference the Company's Form 6-K filed on May 10, 2018 that contains the Company's financial results for the first quarter ended March 31, 2018.
* * * * *

U.S. Securities and Exchange Commission
July 20, 2018

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely, /s/ Edward S. Horton Edward S. Horton, Esq.

cc:	J. Nolan McWilliams U.S. Securities and Exchange Commission Division of Corporation Finance

Simeon Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece